UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   GOODYEAR            DOUGLAS D.
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   08/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   V.P.-WORLDWIDE SALES
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  08/03/98    S        809           D  $10.1250     150            D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $10.0625        07/28/98       A     V   8,842                             08/01/02 (1) 07/28/08
to buy)
Incentive Stock Option (right  $11.7500        01/26/98       A     V   939                               (2)          01/26/08
to buy)
Incentive Stock Option (right  $13.5625                                                                   02/01/97     02/02/06
to buy)
Incentive Stock Option (right  $14.8750                                                                   08/01/00     07/17/06
to buy)
Incentive Stock Option (right  $16.3750                                                                   08/01/01     07/03/07
to buy)
Non-Qualified Stock Option     $10.0625        07/28/98       A     V   14,158                            08/01/02 (1) 07/28/08
(right to buy)
Non-Qualified Stock Option     $11.7500        01/26/98       A     V   14,061                            (3)          01/26/08
(right to buy)
Non-Qualified Stock Option     $13.5600                                                                                11/01/06
(right to buy)
Non-Qualified Stock Option     $13.5625                                                                   02/01/97     02/02/06
(right to buy)
Non-Qualified Stock Option     $14.8750                                                                   03/31/98     07/17/06
(right to buy)
Non-Qualified Stock Option     $16.3750                                                                   08/01/01     07/03/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  07/28/98  Common Stock                   8,842                     8,842         D   Direct
to buy)
Incentive Stock Option (right  01/26/98  Common Stock                   939                       939           D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   25,869                    25,869        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   3,303                     3,303         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   6,106                     6,106         D   Direct
to buy)
Non-Qualified Stock Option     07/28/98  Common Stock                   14,158                    14,158        D   Direct
(right to buy)
Non-Qualified Stock Option     01/26/98  Common Stock                   14,061                    14,061        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   20,000                    20,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   34,131                    34,131        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   11,697                    11,697        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   25,144                    25,144        D   Direct
(right to buy)

Explanation of Responses:

(1)
Option becomes 100% exercisable on 8/1/2002
(2)
Option becomes exercisable as to 1 share on 10/26/2001 and 938 shares on 1/26/2002.
(3)
Options begins vesting 1/26/98 and is exercisable quarterly as to 937 shares for two quarters and 938 shares for 2 quarters of each year through 7/26/01, with the last 937 shares exercisable on 10/26/2001.
-
Includes shares acquired pursuant to the 1993 Employee Stock Purchase Plan

SIGNATURE OF REPORTING PERSON
/S/ GOODYEAR            DOUGLAS D.
DATE